UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL Announces Pricing of Cash Tender Offer for Existing Notes

Item 1

ICL Announces Pricing of Cash Tender Offer for Existing Notes

Tel Aviv, Israel, May 21, 2018 – ICL (NYSE & TASE: ICL) hereby announces the pricing of the cash tender offer (the “tender offer”) as set out in the table below in respect of its previously announced tender offer for any and all of its $800,000,000 aggregate principal outstanding 4.500% Senior Notes due 2024 (the “2024 notes”).

The tender offer has been made pursuant to, and subject to the terms and conditions of, an offer to purchase, dated May 14, 2018 (the “Offer to Purchase”). Capitalised terms used in this announcement but not defined herein have the meanings given to them in the Offer to Purchase.

The tender offer will expire at 10:00 a.m., New York City time, on May 22, 2018, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Date”). Holders who wish to be eligible to receive the Total Consideration, as specified in the table below, must validly tender and not validly withdraw their 2024 notes at or prior to the Expiration Date or the Guaranteed Delivery Date pursuant to the guaranteed delivery procedures.

Title of Security	ISIN Number	Outstanding Principal Amount	U.S. Treasury Reference Security	Reference Yield	Fixed Spread (bps)	Total Consideration(1)
4.500% Senior Notes due 2024	IL0028102734	$800,000,000	2.750% due 4/30/2023	2.90358%	145	$1,008.22

__________________________

(1)	Per $1,000 principal amount of 2024 notes accepted for purchase, calculated on the basis of the Reference Yield as of 10:00 a.m., New York City time, on May 21, 2018.

In addition to the Total Consideration, all holders of 2024 notes tendered and accepted for purchase in the tender offer will also be entitled to receive accrued and unpaid interest on those 2024 notes from the last interest payment date up to, but not including, the payment date for such 2024 notes. Pursuant to the terms and conditions of the 2024 notes, in respect of the interest payment date scheduled for June 2, 2018, interest for the full semi-annual period will be payable to persons in whose name the 2024 notes are registered at the close of business on May 21, 2018, regardless of whether or not such persons tender their 2024 notes pursuant to the tender offer. As a result and for the avoidance of doubt, based upon an expected payment date for 2024 notes that are accepted in the tender offer of May 29, 2018, no accrued interest will be payable in addition to the Total Consideration and persons in whose name the 2024 notes are registered at the close of business on May 21, 2018 will receive the full interest payment scheduled for June 2, 2018, unless the tender offer is extended beyond June 2, 2018.

ICL will finance the purchase of validly tendered and accepted 2024 notes with cash on hand, short-term borrowings and its revolving credit facility. ICL intends to replace cash on hand or repay short-term borrowings and amounts under its revolving credit facility applied to the purchase of validly tendered and accepted 2024 notes with the net proceeds from the issuance of unsecured senior notes in a concurrent offering as announced on May 14, 2018.

The tender offer is subject to the satisfaction of certain conditions, as set forth in the Offer to Purchase. The tender offer is being made solely pursuant to the Offer to Purchase, which sets forth the complete terms of the tender offer. The tender offer is not being made to (nor will tenders of 2024 notes be accepted from or on behalf of) holders of 2024 notes in any jurisdiction in which the making or acceptance of the tender offer would not be in compliance with the laws of such jurisdiction. However, the Company, in its sole discretion, may take such action as it may deem necessary to make or extend the tender offer in any such jurisdiction.

Where to obtain information

ICL has retained Barclays, BNP PARIBAS, Merrill Lynch International and HSBC to serve as the Dealer-Managers for the tender offer. Lucid Issuer Services Limited is acting as the Information and Tender Agent and Israel Brokerage & Investments is acting as the Israeli Tender Agent in connection with the tender offer. For additional information regarding the terms and conditions of the tender offer, please contact Barclays at +1 (800) 438-3242 (toll-free) or +1(212) 528-7581 (collect); BNP Paribas at +44 20 7595 8668 (Europe), +1 (888) 210 4358 (toll-free) or +1 (212) 841 3059 (collect); Merrill Lynch International at +44 20 7996 5420 (London), +1 (888) 292 0070 (toll-free) +1 (980) 387 3907 (collect) or at DG.LM_EMEA@baml.com; or HSBC at +44 (0) 207 992 6237 (London) / +1 (212) 525-5552 (collect). Requests for documents and questions regarding tendering the 2024 notes may also be directed to Lucid Issuer Services Ltd. at icl@lucid-is.com or by telephone at +44 20 7704 0880 or to Israel Brokerage & Investments I.B.I. Ltd by telephone at +972 3 5190330 or at David_V@IBI.co.il.

The Offer to Purchase may be obtained by holders at the following web address, or by contacting the Tender Agents:

http://www.lucid-is.com/icl

None of ICL, ICL’s Board of Directors, the Dealer-Managers, the Information and Tender Agent and the Israeli Tender Agent makes any recommendation in connection with the tender offer. Holders must make their own decisions as to whether to tender their 2024 notes, and, if so, the principal amount of 2024 notes to tender.

***

About ICL

ICL is a leading global specialty minerals and specialty chemicals company that operates 3 mineral chains in a unique, integrated business model. ICL extracts raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in the various agriculture and industrial markets. ICL’s operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment. The Essential Minerals Segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The Specialty Solutions Segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. Following a recent management decision regarding the company’s structure, in 2017 the Specialty Fertilizers business became was shifted to the Essential Minerals segment.

ICL’s legal name is Israel Chemicals Ltd. and its commercial name is ICL. ICL is a public company and operates today as a limited liability company under the laws of Israel. ICL’s registered headquarters is located at Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202, Israel. The telephone number at ICL’s registered office is +972 3 684 4400.

Forward-Looking Statements

This press release contains forward-looking statements as to ICL’s expectations concerning the tender offer, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in ICL’s Annual Report on Form 20-F for the year ended December 31, 2017. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in ICL’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Disclaimer

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the tender offer. If any holder of 2024 notes is in any doubt as to the contents of the Offer to Purchase or the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose 2024 notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such 2024 notes pursuant to the tender offer. None of the company, the Dealer-Managers or the Tender Agents or any of their respective directors, employees or affiliates makes any recommendation whether holders should tender 2024 notes pursuant to the tender offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 21, 2018